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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____

    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.

- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Eureka Compass Vegan Food, LLC

Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Minnesota

    Date of organization): March 10, 2017

Physical address of issuer: 1656 Minnehaha Ave West / St. Paul, Minnesota 55104

Website of issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Class B Membership Interest Units

Target number of securities to be offered: 30,000

Price (or method for determining price): 50.00 per unit

Target offering amount: 500,000

Oversubscriptions accepted: ☐ Yes   ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): 1,500,000

Deadline to reach the target offering amount: December 31, 2021

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not

required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cash & Cash Equivalents:	Most recent fiscal year-end: $29,355	Prior fiscal year-end: $1,406
Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $6,025	Prior fiscal year-end: $9,033
Long-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Revenues/Sales	Most recent fiscal year-end: $14,716.17	Prior fiscal year-end: $162,543
Cost of Goods Sold:	Most recent fiscal year-end: $14.484.57	Prior fiscal year-end: $103,474
Taxes Paid:	Most recent fiscal year-end: $2,933	Prior fiscal year-end: $6,688
Net Income:	Most recent fiscal year-end: $2,873	Prior fiscal year-end: $12,344

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eureka Compass Vegan Food, LLC
(Issuer)
By
/s/ Colin Anderson President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Colin Anderson
(Signature)
President
(Title)
June 22, 2021
(Date)

THE COMPANY

1. Name of issuer: Eureka Compass Vegan Food, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Colin Anderson	70,000 Class A membership interest units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MANAGERS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Colin Anderson** Dates of Service: **March 10, 2017 - President**
Principal Occupation: **Manager**

Employer: Eureka Compass Vegan Food, LLC   Dates of Service: March 10, 2017 - Present
Employer's principal business: Retail sales of vegan-based food and related consumer products

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Manager_____   Dates of Service: March 10, 2017 - Present
Position: _____   Dates of Service:_____
Position: _____   Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Eureka Compass Vegan Food, LLC _____
Employer's principal business: Retail sales of vegan-based food and related consumer products
Title: Manager_____ Dates of Service: March 10, 2017 - Present
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Name: **Colin Anderson**_____
Title: **President, Secretary, Treasurer**_____Dates of Service: March 10, 2017 - Present__
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Manager_____   Dates of Service: March 10, 2017 - Present__
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

EXECUTIVE SUMMARY:

Taking the knowledge gained from the 4 years that Eureka Compass Vegan Food has existed, this community is working to create a destination resource that combines diverse, but mutually beneficial services, to support as many communities as possible. By removing the current limitations involving space, production capacity, and administrative assistance, Eureka Compass will dramatically expand its capacity to provide nourishment, community development, and supportive business partnerships on a much greater, and expandable scale. This is a culmination of 4 years of community building, market and direct consumer research, and learning how best to put the qualities of Eureka Compass that don't go on a spreadsheet into practice to generate greater communal prosperity and financial security for as many partners as possible.

Eureka Compass was started in 2017 as a simple, community based, mission driven endeavor; an alternative, as much as a compliment, to the existing vegan business community in the Twin Cities. The model and mission were, and remain, based on the need to appeal to members of the community who see the ability in vegan ideals and actions to impact more of the world's systems than only industrial animal agriculture. Those who wanted to see the potential for the vast intersectionality in vegan endeavors to create more sustainable and compassionate alternatives to the existing structures of commerce. An establishment that was using the foundations of ethical veganism and conscious consumption to affect changes in labor practices, community engagement/development, food accessibility, environmental stewardship, and supportive rather than competitive business communities.

The model for Eureka Compass was always to be small, flexible, and allow for any growth to occur organically. There were very real limitations in this model. Production capacity, number of customers who could be served in a day, and the hours of operation. Although there were many benefits that worked for me, by operating as a one person business, this also created limitations to the pace of growth. The decision to add vegan groceries in the fall of 2018 was based on an identified hole in the market (an all vegan grocery resource), the need to grow revenue without adding employees, and having the financial reserves to add the retail displays needed and to purchase inventory.

By the end of 2018 it was apparent that more space was needed for the retail grocery segment of the business. The financial resources were on hand, and a simple remodel allowed for a larger selection of grocery products, a more efficient kitchen arrangement, and a more comfortable and accessible retail set up for the community. The remodel at the beginning of 2019 was very worthwhile, as a wider array of products brought in more people and allowed me to gain a better understanding of what this community was looking for.

When the pandemic related shut downs were put in place the small scale of the Eureka Compass model allowed for a rapid transition that proved vital to this expansion. By using a preorder/curbside pick up model, I was able to bring in more products and a wider variety of produce. No longer needing to display products in a retail environment meant that produce and a greater amount of frozen foods could be stored in nondisplay refrigeration units, more dry goods and bulk staples could be kept in inventory, and more space could be utilized for this increase in offerings. The increased offerings were brought in based on previous requests from the community, and allowed me to gauge how meaningful those requests were.

Using the preorder model gave me the opportunity to request that the community just send me their "wish lists", and that I would fill what I could and offer substitutes where applicable. Doing this gave me real insight into what customers who were already utilizing this resource were looking for. It gave me measurable feedback on what I needed to carry, and what additional revenue streams and product segments are desired by the community.

This ability to quickly pivot to and adopt a new model was incredibly successful, and led to the realization that I did not have the space or production capacity to do much with all the knowledge I had about the community's habits and needs. After years of operating on a very small and risk adverse scale, the knowledge and confidence was there to explore a massive expansion.

With this expansion, the limits of space and production capacity can be eliminated. The ability to offer a wider array of services and complimentary revenue streams, that appeal to many different communities, can be confidently implemented at a high level of quality. Popular types of items can be offered more frequently and in greater abundance. The intentionally curated selection of organic produce that proved so popular with the immediate community can be expanded. The ability to offer a wide variety of casual catering services will be present. The financial stability of subscription based, curated, grocery box programs will be greatly expanded. The ability to expand the administrative team will allow for increased marketing outreach, ordering consistency, customer service, and partnership building.

The basic concept of this expansion is nothing new. We are selling groceries. The visionary uniqueness that will define Eureka Compass Vegan Food and separate us from all competition will be the way our established and well-defined missions are incorporated into the operation. The model of never repeating a recipe will no longer be the norm, but since it is a popular aspect of the brand, we will be able to capitalize on that to reduce any food waste from the produce and grocery operations. Complementing the standard deli and bakery items with limited edition selections that are in line with what the community has been coming to Eureka Compass for the last four years for.

We will maximize the efficiency of a home delivery program, by offering casual and business catering options, working to make sure that our delivery vehicle is being used at full capacity anytime it heads out.

We will work with simple displays, that are flexible in their arrangements, to provide the ability to create variable and fresh retail spaces within the store.

We will restart the Community Supported Grocery program (similar to a Community Supported Agriculture program), that was so popular during the spring and summer of 2020. This program offered customers the opportunity to save money and time on groceries, and allowed us the ability to move produce we were long on and also introduce new products to our customers.

We will continue to offer a space to host emerging and small scale creators and educators, where they can draw their community to us, and we can share our community with them. These partnerships create a festive, event atmosphere with limited to no work and investment required on the part of Eureka Compass Vegan Food.

We will continue to work with the emerging and smaller producers to offer new and hard to find products that distinguish our selection from the larger grocery stores.

We will continue our philanthropic partnerships. These partnerships create shared, communal experiences for our customers and supporters, as well as offering opportunities to introduce Eureka Compass Vegan Food to other communities. These events generate an incredible amount of goodwill and also become a model for other entities to look towards if they are working to increase their support for the community.

Everything that we are looking to build with this expansion has shown to have the support of the community. We are not building something in hopes that it will be supported. We are taking the services and resources that have generated the most support, along with the services that existing patrons have been asking for and expanding them.

Every service offered, every section of the retail sales floor, every offering from the prepared foods/deli kitchen can be started smaller than what its peak capacity will be. There will be a month of "soft openings", where only investors, members of the community who have contributed to the expansion campaign, and local influencers and press will be allowed to shop. We will use this time to gather feedback, perfect our operations, and get comfortable in the space. We will begin taking catering orders, signing up customers for CSG subscriptions, creating home delivery accounts, and offering further training and education to the staff. This way, when we open to the public at large, we will have a solid foundation and a greater confidence in the resource we are offering.

Yes, it is a grocery store, but it is not "just" a grocery store. It will be a community, a resource, and a model of creating sustainable and equitable commerce. A commerce that works to create a solid, three legged foundation that allows for a thriving community to rise from it. A private enterprise that knows that each of three legs: the entity/team/employees, the suppliers/distributors/creators, and the neighborhood/philanthropic partners/patrons all must rise to the same height and with the same strength for this foundation to be stable and supportive.

"All I'm trying to do is change the world. I don't need to be remembered for having made any sort of impact. I only need to be remembered for the fact that I tried. I made the simple sacrifices necessary to secure a future for all humanity. I never measured my success by how well I was doing, but only measured the extent of my failure as a human being by seeing the suffering of the person who had the least. I find hope and purpose in the privilege of being confronted with these problems; the joy in the duty of being tasked with securing a future for generations to come. I understand the power I have in the responsibilities I have been tasked with. A child born 400 years from now may never know my name, but they will understand my failures. I'd rather that they be able to celebrate my efforts. That they know that some of us tried. I can only write my story, but I will make sure that I like how it reads. That I am proud of the ink on the pages of my life."

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on March 10, 2017, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Note(s).

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of its Note(s) to sell the same, or the prices at which holders may be able to sell such Note(s).

The Company's officers and governors may be subject to indemnification by the Company in connection with this Offering.

The Company's Articles of Organization and Operating Agreement and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
The Company seeks to raise capital to open and operate a vegan grocery store in the City of St. Paul.

10. How does the issuer intend to use the proceeds of this offering?

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

EUREKA COMPASS VEGAN FOOD, LLC
OFFERING STATEMENT

30,000 Class B Membership Interests at $50.00 per Unit; $1,000.00 Minimum Investment

Date of this Offering Statement: May 17, 2021

Deadline to reach the target offering amount: December 31, 2021

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY

The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. The Company is not in violation of any of the provisions of its Articles of Organization, Operating Agreement or other organizational or charter documents.

The Company has all power and authority to: (i) conduct its business as presently conducted and as proposed to be conducted; (ii) enter into and perform its obligations under this Agreement and any other documents relating to the Offering which may be referenced herein (collectively, the "Transaction Documents"); and (iii) issue, sell and deliver the Units. The execution and delivery of each of the Transaction Documents has been duly authorized by the necessary corporate action. This Agreement has been duly executed and when delivered will constitute, and each of the other Transaction Documents, upon due execution and delivery, will constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (i) except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and except that no representation is made herein regarding the enforceability of the Company's obligations to provide indemnification and contribution remedies under the securities laws and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

The Company seeks to raise capital to open and operate a vegan grocery store in the City of St. Paul.

The Company's principal place of business will be located within St. Paul, Minnesota, and the Company has identified a property located at 641 Fairview Avenue North, St. Paul, Minnesota 55104 and intends to enter into a lease agreement for said property upon completion of this offering. The Company's business address is 1656 Minnehaha Avenue West, St. Paul, Minnesota 55104.

The Company was founded and is managed by the following individuals:

Colin Anderson, President

Colin Anderson is the award winning, founder and visionary chef behind Eureka Compass Vegan Food. Colin grew up in a "small business" family, a nationally recognized confectioner in Northern Illinois that has been around for 5 generations and over 100 years. From farm field to development kitchen, Colin has over 30 years in the food distribution industry. After launching Eureka Compass Vegan Food as a dynamic, flexible, and bare bones mission driven endeavor in 2017, the proof of concept has been confirmed, and the time to truly explore what the potential for impact exists within this community resource is here. Drawing on his diversity of experiences and relationships from those last 30+ years, Colin is poised to lead this community in reimagining supportive and sustainable food distribution systems and modeling how independent businesses can help all of their community partners thrive!

Prior to this Offering, the Members of the Company are as follows:

Member's Name and Address	Number of Units	Percentage Interest
Colin Anderson	70,000 Class A	100%
Total	**70,000 Class A**	**100.00%**

Such Members contributed an aggregate amount of $3,700.00 in exchange for 70,000 Units of Class A Membership Interest.

Risk Factors. The acquisition of an ownership interest in the Company involves a high degree of risk. Investors who cannot afford the loss of their entire investment should not participate in the financing. In evaluating the Company and the Company's business, investors should carefully consider the risk factors set forth herein, in addition to other information provided by the Company.

Use of Proceeds. The Company intends to use the proceeds of this Offering (prior to payment of Offering expenses) as follows:

$140,000, for first 2 years of rent.
$500,000, securely cover 12 months of payroll.
$220,000, covering fixtures, point of sale/inventory technology, kitchen equipment, cooling units, and décor.
$210,000, covering initial purchasing of ingredients and inventory.
$150,000, covering permits and licensed construction/plumbing/electrical services.
$50,000, electric delivery vehicle and charging station
$60,000, for initial payments on insurance, benefits, licensing, and advertising.
$75,000, going to Silicon Prairie Portal & Exchange fees for processing the transactions.
$95,000, in "dry powder" for seeding an expansion fund. The ability to open a second location in 5-7 years, without bank financing, will greatly increase the profit sharing payouts for the Class B share holders.

There are plenty of opportunities to come in "under budget", on this project. Many producers and distributors offer 25-100% discounts on "first fill" orders. Producers know that it is easier to keep a spot on a grocery shelf, than to try to bump an existing product off a shelf. To help build a relationship and loyalty, they will offer discounts on the first order to fill a new retail location. Much of the construction, that doesn't require licensed technicians, can be done by staff and volunteers.

Much of the rent and payroll, if everything goes according to plan and projections, will be covered by the operation. Still, having the security of rent and payroll covered for a period of time is important. It allows the financial ability to invest in revenue streams that may grow faster than projected, such as adding an additional delivery vehicle or another register station.

The use of proceeds set forth herein represents an estimate only of the use of the net proceeds of the Offering based upon the Company's plans and current economic and industry conditions, and is subject to reallocation of proceeds between or among the categories listed above or to new and additional areas of use.

The costs and expenses incurred in the organization of the Company and the initial offering of Interests for sale including, without limitation, fees and expenses of the organizers, accountants, attorneys, printing costs and promotional expenses shall be reimbursed to those individuals.

The Company will be obligated to pay other annual operating expenses on an ongoing basis, including periodic legal, accounting, auditing, filing, administrative and other regular operating expenses and extraordinary expenses, if any, as well as continuing offering expenses.

Description of Units. The Company is offering for sale 30,000 of its Class B Membership Units. The holders of such Units are entitled to certain financial rights and a liquidation preference as specified within Sections 4.1 and 4.2 of the Company's Operating Agreement but are not entitled to governance (i.e., voting) rights. The Class B Units are subject to certain repurchase rights as specified within Article VIII of the Company's Operating Agreement.

Purchase Price of Units. The minimum purchase price of the Units has been established at $50.00. This price per Unit was determined solely by the Company and is arbitrary. The purchase price should not be considered a determination of the actual present or future value of the Company.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.
There are 60,000 units of Class A Membership Interests outstanding, which Class A units consist of both governance (voting) and financial rights as per the Company's Operating Agreement.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
The Company currently has two (2) outstanding SBA loans.ă One is a PPP loan through Hiway Federal Credit Union for $5,072.00 that is in the process of being forgiven.ă The Company was able to spend it on approved expenses to avoid repayment.The Company also has an SBA EIDL loan for $22,400.00, payable to the SBA.ă This is a 30 year, deferred loan.ă Payments start in February 2022 for $130.00/month.

25. What other exempt offerings has the issuer conducted within the past three years? : Not Applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
> (1) any Manager or officer of the issuer;
> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
> (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
> (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes   ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



15 S 9th St, Suite 200
Minneapolis, MN 55402

Colin Anderson
Managing Member
Eureka Compass Vegan Food LLC

June 10, 2021

Dear Colin,

We have compiled the Eureka Compass Vegan Food books and records using information available from the bank and the Company.

The Eureka Compass Vegan Food financial statements are complete and accurate in all material aspects. Appropriate records, including documentation of income and expense records were available for our review.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Best Regards,

Justin D. Sundberg
Certified Public Accountant
Managing Member
Sundberg Tax & Consulting

Eureka Compass Vegan Food LLC
Profit and Loss
January - December 2019

	Total
Income	
Gross Receipts	127,820.89
Returns & Allowances	0.00
Total Income	**127,820.89**
Cost of Goods Sold	
COGS	99,473.91
Total Cost of Goods Sold	**99,473.91**
Gross Profit	**28,346.98**
Expenses	
Operating	
Communications	2,706.08
Contract Labor	2,163.48
Depreciation	908.94
Equipment	0.00
Marketing	4,363.60
Meals	3,671.53
Office Expenses	4,375.00
Parking & Transportation	1,551.83
Rent	15,568.00
Repairs & Maintenance	375.00
Supplies	2,917.41
Taxes & Licenses	8,118.91
Utilities	5,131.74
Total Operating	**51,851.52**
Administrative	
Bank Fee	1,690.77
Business Gifts	118.64
Insurance	1,520.62
Interest	1,430.00
Legal & Professional Services	1,105.30
Website	242.00
Total Administrative Expenses	**6,107.33**
Total Expenses	**57,958.85**
Net Income	**(29,611.87)**

Eureka Compass Vegan Food LLC
Balance Sheet
As of December 31, 2019

	As of Dec 31, 2019
ASSETS	
Current Assets	
Cash	1,434.53
Equipment	5,589.44
Accumulated Depreciation	(1,958.94)
Inventory	12,000.00
Total Current Assets	**17,065.03**
TOTAL ASSETS	**17,065.03**
LIABILITIES AND EQUITY	
Liabilities	
Business Loans	7,454.90
Total Liabilities	**7,454.90**
Equity	
Paid In Capital Gross	43,950.04
Draw Gross	(19,285.04)
Owners Equity	24,665.00
Retained Earnings	(15,054.87)
Total Equity	**9,610.13**
TOTAL LIABILITIES AND EQUITY	**17,065.03**

Eureka Compass Vegan Food LLC
Profit and Loss
As of December 31, 2020

	Total
Income	
Gross Receipts	190,450.94
Returns & Allowances	(1,581.00)
Total Income	**188,869.94**
Cost of Goods Sold	
COGS	116,650.44
Total Cost of Goods Sold	**116,650.44**
Gross Profit	**72,219.50**
Expenses	
Operating	
Communications	1,272.73
Contract Labor	21,280.45
Depreciation	1,117.89
Equipment	0.00
Marketing	3,301.63
Meals	758.12
Office Expenses	1,107.10
Parking & Transportation	177.73
Rent	15,876.00
Repairs & Maintenance	816.88
Supplies	1,809.35
Taxes & Licenses	3,697.36
Utilities	5,421.70
Total Operating	**56,636.94**
Administrative	
Bank Fee	1,485.80
Business Gifts	218.64
Insurance	1,510.75
Interest	2,064.71
Legal & Professional Services	1,700.27
Website	124.00
Total Administrative Expenses	**7,104.17**
Total Expenses	**63,741.11**
Net Income	**8,478.39**

Eureka Compass Vegan Food LLC
Balance Sheet
As of December 31, 2020

	As of Dec 31, 2020
ASSETS	
Current Assets	
Cash	29,356.19
Equipment	5,589.44
Accumulated Depreciation	(3,076.83)
Inventory	500.00
Total Current Assets	**32,368.80**
TOTAL ASSETS	**32,368.80**
LIABILITIES AND EQUITY	
Liabilities	
Business Loans	9,033.15
Total Liabilities	**9,033.15**
Equity	
Paid In Capital Gross	72,813.96
Draw Gross	(42,901.83)
Owners Equity	29,912.13
Retained Earnings	(6,576.48)
Total Equity	**23,335.65**
TOTAL LIABILITIES AND EQUITY	**32,368.80**

Sunday, Mar 08, 2020 08:49:33 PM GMT-7 - Cash Basis

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No
    (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No
    (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
 (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
    ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

OPERATING AGREEMENT

OF

EUREKA COMPASS VEGAN FOOD, LLC

THE INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS, STATE OR FEDERAL, AND SUCH INTERESTS MAY NOT BE TRANSFERRED WITHOUT APPROPRIATE REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

OPERATING AGREEMENT
OF
EUREKA COMPASS VEGAN FOOD, LLC

THIS OPERATING AGREEMENT (this "**Agreement**"), is made and entered into to be effective as of May 21, 2021 (the "**Effective Date**"), by and among the Person(s) identified as the Initial Members on the signature page attached to this Agreement (hereinafter such Person(s) are referred to collectively as the "**Members**" and individually as a "**Member**") and EUREKA COMPASS VEGAN FOOD, LLC, a Minnesota limited liability company (the "**Company**").

BACKGROUND

A.   The Company was formed by filing the Articles with the Minnesota Secretary of State on March 10, 2017;

B. The undersigned constitute all of the current Members of the Company; and

C.   Each Member (i) is familiar with the business plan of the Company, (ii) has reviewed this Agreement and has had the opportunity to consult with such Member's legal, tax and financial accounting advisors regarding this Agreement, and (iii) desires to enter into this Agreement effective as of the Effective Date with the intention that this Agreement be the Company's sole operating agreement for purposes of the Revised Act.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, all of the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1   **Terms Defined Herein**.

(a)   As used herein, the following terms have the following meanings:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year, including such sums that are deemed obligated to restore pursuant to Treasury Regulation § 1.704-2(g) and (i) or related regulations; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings. A Person is an affiliate of an entity if such Person is a governor, director, manager, officer or legal representative of such entity, or if such Person has a material financial interest in such entity. An individual Person's Affiliates include such individual's spouse, lineal decedents and ascendants and any Trust for any such individual Person's benefit.

"**Articles**" means the articles of organization of the Company, prepared pursuant to Section 322C.0201 of the Act and filed with the Minnesota Secretary of State. A copy of the Company's Articles is attached as Exhibit A.

"**Available Cash**" means, subject to Section 322C.0405 of the Revised Act, the aggregate amount of cash on hand or in any bank, money market or similar accounts of the Company as of the end of each fiscal quarter, or other applicable period, derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Manager determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"**Bankruptcy**" with respect to any Person, means the entry of an order for relief with respect to such Person under the federal bankruptcy code (as set forth in Title 11 of the United States Code) or the insolvency of such Person under any state insolvency act.

"**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

"**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property (or services, where an Interest in Company Capital is issued for such services) contributed by such Member (or such Member's predecessor in interest) to the Company for such Member's Interest.

"**Class A Member**" means a Member holding the Company's Class A Units.

"**Class A Units**" means the Company's Class A Membership Interest Units, the holders of which are entitled to the financial and governance rights set forth in Section 3.7 herein. All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Class A Units only.

"**Class B Member**" means a Member holding the Company's Class B Units.

"**Class B Units**" means the Company's Class B Membership Interest Units, the holders of which are entitled to certain financial rights and a liquidation preference but are not entitled to governance rights as further set forth in Section 3.7 herein.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Capital**" means at any measuring date the aggregate Capital Accounts of all Members.

"**Company Minimum Gain**" has the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain is determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if the Members' Capital Accounts are increased to reflect a revaluation of Company property subject to a Nonrecourse Debt, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain; and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation; and (ii) if the Members' Capital Accounts are decreased to reflect the Revaluation, the net increase or decrease in Company minimum gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Covered Person**" means a person entitled to indemnification under Section 322C.0408 of the Revised Act.

"**Credits**" means all tax credits allowed by the Code with respect to activities of the Company.

"**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

"**Entity Member**" means any Member that is organized or operates as a corporation, partnership, joint venture, limited liability company, trust, entity, association or group.

"**Fair Market Value**" means the fair market value of the Company determined pursuant to the terms and conditions set forth in Exhibit C.

"**Fair Value**" of an asset means its fair market value as determined by the Class A Members or as otherwise required by law, and taking Code § 7701(g) into account where required by Treasury Regulations.

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose: (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specially allocated in ARTICLE IV.

"**Initial Capital Contributions**" means the Capital Contributions made by the Members pursuant to Section 3.1.

"**Initial Member**" means a Person who became a Member on the Effective Date by delivering their Initial Capital Contribution to the Company on or before the Effective Date and executing this Agreement to be effective as of the Effective Date.

"**Interest**" refers to all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Articles, this Agreement and the Act, including the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company. Unless otherwise expressly separated, a Member's Interest includes that Member's transferable interest under the Revised Act.

"**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

"**Majority in Interest**" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members.

"**Manager**" means Colin Anderson, or any other individual or entity appointed by the Class A Members pursuant to Section 5.1. The Manager is a "manager" as that term is defined in the Revised Act.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if a Member's Capital Account is increased to reflect a revaluation of Company property subject to a Member Nonrecourse Debt, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain; and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation; and (ii) if a Member's Capital Account is decreased to reflect the Revaluation, the Member Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Member**" has the meaning set forth in the Preamble and each Person who is subsequently admitted to the Company as a Member pursuant to Section 8.3 or Section 8.5, other than a Person who ceases to be a Member of the Company pursuant to Section 8.7. The name, address, aggregate Capital Contributions and Percentage Interest of each Member is set forth on Schedule 1, as the same may adjusted from time to time as required or permitted by the provisions of this Agreement.

"**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"**Nonrecourse Debt**" means a Company liability with respect to which no Member or a related person bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

"**Nonrecourse Deductions**" has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Officer**" means an individual designated as such by the Manager, with the responsibilities and duties specified or delegated by the Manager, including the offices set forth in Section 5.6.

"**Partnership Representative**" means the Person designated pursuant to Section 7.4 to represent the Company in matters before the Internal Revenue Service.

"**Percentage Interest**" means with respect to any Member, the portion of all of the Company's outstanding Interests owned by such Member, expressed as a percentage. The Percentage Interests of each Member will be set forth on Schedule 1, as adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Permitted Transferee**" means (a) a trust if (i) the trust was created by and is revocable by a Member, (ii) the Member is and remains the primary beneficiary of such trust during his or her lifetime, and (iii) the trustee becomes a party to this Agreement by executing and delivering a consent to the Company, (b) an Affiliate of the Transferor, (c) another Member of the same class of Interest as the Selling Member, or (d) a member of a Company Affiliate.

"**Person**" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

"**Prime Rate**" means the Prime Rate published in the Wall Street Journal Money Rates column on the last business day of each month, which rate shall be deemed to be in effect for the entirety of such month.

"**Property**" means all assets that the Company may own or otherwise have an interest in from time to time.

"**Reserves**" means amounts set aside from time to time by the Manager pursuant to Section 4.8.

"**Revaluation**" means the occurrence of any event described in clauses (i), (ii), (iii), (iv) or (v) of Section 3.3(c) as a result of which the book value of Property is adjusted by the Company to its Fair Value.

"**Revised Act**" means the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. §§ 322C.0101 *et. seq.*).

"**Rights**" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "financial rights"), the right to assign such rights, rights to vote (i.e. "governance rights") and receive notices in accordance with the terms of this Agreement.

"**Super-Majority in Interest**" means any Member or group of Members holding an aggregate of more than seventy-five percent (75%) of the Percentage Interests held by all Members. A Transferee who has not become a Substitute Member shall not be allowed to vote on any matter requiring Super-Majority in Interest, and any such Super-Majority in Interest vote shall exclude Transferees who have not become Substitute Members in computing the threshold required by this definition.

"**Transfer**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code.

"**Units**" means, collectively, the Class A Units and the Class B Units.

(b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Capital	3.2(a)
Adjusted Fair Market Value	Exhibit C.4
Agreement	Preamble
Budget	5.3(f)
Capital Call	3.2

Cause	5.6
Company	Preamble
Confidential Information	7.8(a)
Contributing Member	3.2(b)
Control Group	8.8(a)
Deceased Member	8.11
Documents	10.17
Effective Date	Preamble
Electing Member	8.9
Event of Purchase	Exhibit C.6
Chestnut Cambronne	10.17
First Option Period	8.10(b)
Legal Representative	8.11
Licensee	10.3(a)
Licensor	10.3(a)
Minimum Gain Chargeback Requirement	4.5(b)
Non-Contributing Member	3.2(b)
Notice	10.6
Notified Members	8.9
Offer Notice	3.6(b)
Record Date	3.2(c)
Sale Interests	8.10(a)
Second Option Period	8.10(c)
Securities Act	10.1(b)
Selling Member	8.10(a)
Share	3.2(a)
Substitute Member	8.3(a)
Transferee	8.2
Transferor	8.2
Valuation Date	Exhibit C.2
Valuation Parties	Exhibit C.1

1.2   **Certain Interpretive Matters**. In construing this Agreement, it is the intent of the Members that:

(a)   the captions of the articles, sections or subsections in this Agreement are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b)   no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c)   examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d)   the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

(e)   a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f)   the meanings of the defined terms are applicable to both the singular and plural forms thereof;

(g)   all references to prices, values or monetary amounts refer to United States dollars;

(h)   all references to articles, sections, paragraphs, clauses, exhibits or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

(i)   each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the body of this Agreement and any exhibit or schedule, the provisions of the body of this Agreement will control;

(j)   the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

(k)   the word "or" is disjunctive but not necessarily exclusive; and

(l)   all references to agreements or laws are deemed to refer to such agreements or laws as amended or revised or as in effect at the applicable time, including corresponding provisions of future agreements or laws.

ARTICLE II
BUSINESS PURPOSES, OFFICES, AND RELATED MATTERS

2.1   **Name; Business Purpose**. The name of the Company is stated in the Articles. The Company was formed for the object and purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Revised Act.

2.2   **Powers**. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company has the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3   **Principal Office**. The principal office of the Company will be located at 1656 Minnehaha Ave West, St. Paul, Minnesota 55104, or at such other place as the Members may determine from time to time.

2.4 **Registered Office and Registered Agent**. The location of the registered office and the name of the registered agent (if any) of the Company in the State of Minnesota are stated in the Articles. The registered office and registered agent of the Company in the State of Minnesota may be changed, from time to time, by the Manager.

2.5 **Amendment of the Articles**. The Company may amend the Articles at such time or times and in such manner as may be required by this Agreement or the Revised Act, as the case may be.

2.6 **Operating Agreement**. Subject only to Section 322C.0110 Subd. 2 and Subd. 3 of the Revised Act, the Members who are parties to this Agreement intend that this Agreement govern all aspects of the Company's business and affairs, including without limitation: (a) the formation, operation, ownership, governance, management, and dissolution of the Company; (b) the allocation of income, receipts, gain, losses, deductions, credits, and Distributions; (c) the receipt of additional capital, admission of new Members and all valuation issues associated with the receipt of such additional capital and admission of Members; (d) the transfer or encumbrance of Interests, limitations on the transferability of Interests and Transferable Interests; (e) the specific types of activities that do not violate the duty of care, duty of loyalty or the duty of fair dealing and good faith, (f) any limitation of any fiduciary duty or any broadening of the scope of any indemnification or exculpation; and (g) any other matter related to the Company's business and affairs. Notwithstanding Section 322C.0102, Subd. 17 of the Revised Act, the Members acknowledge and agree that this Agreement shall be the Company's sole operating agreement for purposes of the Revised Act, in each case as hereafter amended from time to time pursuant to Section 10.11, including any exhibits to this Agreement, and at no time shall any operating agreement be created by oral or implied means. It is expressly intended that, during the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of the Revised Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law.

2.7 **Ratification of Certain Acts**. The Company and each Initial Member hereby adopt, approve and ratify all actions taken by the Company's organizers.


ARTICLE III
CAPITAL CONTRIBUTIONS AND LOANS


3.1 **Capital Contributions**. Upon the execution of this Agreement, each Member will make an Initial Capital Contribution to the capital of the Company in the amount set forth opposite such Member's name on Schedule 1.

3.2 **Additional Capital Contributions**. The Manager may from time to time cause the Company to raise additional capital from the then-current Members (a "**Capital Call**").

(a) **Raising Additional Capital**. If the Manager determines, in the manner contemplated in Section 3.2, at any time, that the Company requires additional capital from the then-current Members ("**Additional Capital**"), in the form of Capital Contributions other than the Members' Initial Capital Contribution, in order to enable the Company to pay its operating expenses, to meet its obligations in a timely fashion, to maintain sufficient working capital, to make any other expenditures necessary or desirable to carry out its objectives or for any other purpose whatsoever, the Manager, on behalf of the Company, shall call for such Additional Capital by written notice to all Members. Each Member shall be required to deliver the Member's Share (defined below) of such Additional Capital to the Company on or before the 15ᵗʰ day after the date on which such notice was given, and on the receipt of such Share, each Member's Capital Account shall be increased by the amount of the Member's Share. Each Member's "**Share**" of the Additional Capital shall equal the product of the Additional Capital and such Member's Percentage Interest.

(b) **Contributing and Non-Contributing Members**. If any Member (a "**Non-Contributing Member**") fails to advance all or any portion of the Member's Share of any Capital Increase called for by the Company within the 15-day time period described in Section 3.2(a), another Member (a "**Contributing Member**") may contribute all of the amount which such Non-Contributing Member failed to advance. In such event, and following such contributions, the Non-Contributing and Contributing Members' respective Percentage Interest shall be adjusted as follows: each Member's Percentage Interest shall be adjusted to equal the product of one hundred percent (100%) multiplied by a fraction, the numerator of which shall equal the total Capital Contributions such Member has made to the Company, and the denominator of which shall equal the aggregate Capital Contributions of all of the Members. In the event that more than one Member desires to contribute a Non-Contributing Member's Share of Additional Capital, such Members may do so pro rata, in accordance with their relative Percentage Interest.

(c) **No Other Preemptive Rights for Capital Call**. In connection with a Capital Call, Members will have only the preemptive rights described in this Section 3.2, and no Member will have any other preemptive rights to make an investment in the Company with respect to a Capital Call by reason of such Member's ownership of an Interest in the Company. In the event of a proposed Capital Call, each Member as of such record date (not exceeding 70 days preceding the date for the allotment of rights) as fixed therefore by the Manager (or, if no record date is set, as of the 50ᵗʰ day preceding the date of such proposed Capital Call (the "**Record Date**") will have the preemptive right to invest in the Company on the same basis as the proposed Capital Call in an amount equal to the Percentage Interest held by such Member on the Record Date multiplied by the amount of capital being raised in such Capital Call. The Manager may fix the period within which such right may be exercised, which period, however, will extend for not less than seven days nor more than 30 days after notice of such right is given to the Members. Unless such right is exercised within such period, such right will, upon the expiration of such period, be deemed to be waived for all purposes in respect of such proposed Capital Call. **NO MEMBER WILL BE LIABLE FOR DAMAGES TO THE COMPANY OR ANY OTHER MEMBER AS A RESULT OF THE FAILURE OF SUCH MEMBER TO MAKE ANY ADDITIONAL CONTRIBUTIONS.**

3.3 **Capital Accounts**.

(a) A separate Capital Account will be maintained for each Member and each Transferee. Each Member's Capital Account will be (i) increased by (A) the amount of money contributed by such Member, (B) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company income and gain (or items thereof), and (D) to the extent not already netted out under clause (ii)(B) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (ii) decreased by (A) the amount of money distributed to such Member, (B) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company loss and deductions (or items thereof), and (D) to the extent not already netted out under clause (i)(B) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b) If any Interest is transferred in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each Transferee will be increased and decreased in the manner set forth above.

(c) In the event of (i) an Additional Contribution by an existing or an additional Member of more than a *de minimis* amount that results in a shift in Percentage Interests, (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an Interest, (iii) the grant of more than a *de minimis* Interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member, (iv) in connection with the issuance by the Company of a noncompensatory option (other than an option for a *de minimis* Interest), or (v) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property will be adjusted to Fair Value and the Capital Accounts of all the Members will be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clauses (i), (ii), (iii) or (iv) above will be made only if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(d) If any Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts will be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

(e) The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation § 1.704-1(b) and 1.704-2, and will be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Manager that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Manager may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and upon any such determination by the Manager, the Manager is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.4 **Capital Withdrawal Rights, Interest and Priority**. Except as expressly provided in this Agreement, no Member is entitled to withdraw or reduce such Member's Capital Account or to receive any Distributions. No Member is entitled to demand or receive any Distribution in any form other than in cash. No Member is entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member has any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.5 **Loans**. Any Member may make a loan to the Company in such amounts, at such times (including in lieu of a capital contribution under Section 3.2) and on such terms and conditions as may be approved by the Members. Loans by any Member to the Company will not be considered contributions to the capital of the Company. Any loan for which an interest rate is not otherwise expressly provided for in writing shall bear interest at the Prime Rate.

3.6 **Units.**

(a) The Interests of the Members shall be represented by Units. The Company shall have two classes of Units: Class A Units and Class B Units. Upon making the Capital Contributions (if required) listed on Schedule 1, attached hereto, a Member shall own the number and class of Units listed opposite his, her or its name on Schedule 1.

(b) The total number of Units which the Company is authorized to issue shall be 100,000. Units of the Company may be issued, as authorized by the Manager and the Class A Members, only in accordance with the terms of this Agreement. It is not necessary that all authorized Units be issued or outstanding. The total number of authorized Units may not be increased without the approval of the Manager and the Class A Members.

(i) The total number of Class A Units authorized for issuance is 70,000. The rights, preferences and privileges of the Class A Units are set forth in Section 3.7(c) below.

(ii) The total number of Class B Units authorized for issuance is 30,000, provided that such total number of Class B Units shall not exceed thirty percent (3.0%) of the Company's outstanding Interests. The rights, preferences and privileges of the Class B Units are set forth in Section 3.7(d) below.

(c) The holders of the Class A Units are entitled to one (1) vote for each Class A Unit held at all meetings of Members (and written actions in lieu of meetings). There shall be no cumulative voting. Except as otherwise set forth in this Agreement, the holders of Class A Units shall be entitled to distributions as provided in ARTICLE IV and shall be entitled to any other rights expressly granted by the Revised Act or this Agreement. Except as otherwise set forth herein, each Class A Unit shall have the same relative rights as and be identical in all respects to all the other Class A Units.

(d)   The Class B Units shall have no governance or voting rights whatsoever, unless required by the Revised Act. To the extent that the Revised Act requires Member approval, then the holder of each Class B Unit shall have one vote for each such Class B Unit held, and the holders of the Class B Units shall vote as one single class along with the holders of the Class B Units. The holders of the Class B Units shall be entitled to a pro rata distribution of profits after the second (2nd) year of the Company's operation and a liquidation preference as specified within Section 4.2(b) hereinbelow.

(e)   For the avoidance of doubt, fractions of a Unit may be issued.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1   **Non-Liquidation Cash Distributions**. Prior to the first anniversary of the Company's operations, any non-liquidation cash distributions shall be made at the discretion of the Manager. Following the first anniversary of the Company's operations, a pro rata share of profits will be distributed to the Members within 45 days following the end of each calendar year in accordance with their respective Percentage Interests.

4.2   **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

(a)   First, to discharge the Company's obligations to creditors, including to Members that are creditors, as set forth in Section 322C.0707 Subd.1 of the Revised Act.

(b)   Second, to the Class B Members in accordance with their respective Percentage Interests.

(c)   Third, and notwithstanding Section 322C.0707 Subd. 2 of the Revised Act, in the event that all of the Class B Members have received a distribution of Liquidation Proceeds equal to such Members' Initial Capital Contribution, the remainder to the Members (inclusive of the Class A Members and the Class B Members) in accordance with their respective Percentage Interests.

4.3   **Income, Losses and Distributive Shares of Tax Items**. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to ARTICLE VI, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this ARTICLE IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4   **Allocation of Income, Loss and Credits**.

(a)   Income or Loss (other than from transactions in liquidation of the Company) and Credits for each fiscal year will be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits will be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k).

(b)   Income from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i)   first to those Members, if any, with negative Capital Account balances (determined prior to taking into account any Distributions pursuant to <u>Section 4.2</u>) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii)   the remainder to the Members in accordance with their respective Percentage Interests first to Class A Members and second to Class B Members.

(c)   Losses from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i)   first to those Members, if any, with positive Capital Account balances (determined prior to taking into account any Distributions pursuant to <u>Section 4.2</u>) in the ratio that such positive balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii)   the remainder to the Members in accordance with their respective Percentage Interests first to Class A Members and second to Class B Members.

4.5   **Special Rules**. Notwithstanding the foregoing allocation provisions of <u>ARTICLE IV</u>, the following special rules apply:

(a)   **Tax Allocations; § 704(c) and Revaluation Allocations**. Other than as provided in this <u>Section 4.5(a)</u>, items of income, gain, deduction and loss determined for income tax purposes shall be allocated, to the extent possible and except as otherwise provided herein, in the same proportions as corresponding items that enter into the calculation of Income and Loss. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. Similarly, in the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations must be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this <u>Section 4.5(a)</u> are solely for income tax purposes and will not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b)   **Minimum Gain Chargeback**. Notwithstanding any other provision of this <u>ARTICLE IV</u>, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement. A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the Distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of any Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain will be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest will be taken into account. Allocations shall be determined in accordance with Treasury Regulation § 1.704-2(j).

(c)   **Member Minimum Gain Chargeback**.   Notwithstanding any other provision of this Article IV other than Section 4.5(b) if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d)   **Qualified Income Offset**.   If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) may be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this ARTICLE IV have been made.

(e)   **Nonrecourse Deductions**. Nonrecourse Deductions for any fiscal year or other period will be allocated to the Members in proportion to their Percentage Interests.

(f)   **Member Nonrecourse Deductions**.   Any Member Nonrecourse Deductions will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g)   **Curative Allocations**. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e) and (f) will be taken into account in computing subsequent allocations of income and gain pursuant to this ARTICLE IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this ARTICLE IV are, to the extent possible, equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this ARTICLE IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) will be deferred to the extent the Manager reasonably determines that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h)   **Loss Allocation Limitation**. Notwithstanding the other provisions of this ARTICLE IV, unless otherwise agreed to by all of the Members, no Member may be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i)   **Share of Nonrecourse Liabilities**. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

(j)   **Compliance with Treasury Regulations**. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation § 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and must be interpreted and applied in a manner consistent with such Treasury Regulations.

(k)   **General Allocation Provisions**. Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6   **No Priority**. Except as may be otherwise expressly provided herein, no Member has priority over any other Member as to Company capital, income, gain, deductions, loss, credits or Distributions.

4.7   **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including withholding on any Distribution to any Member. For all purposes of this ARTICLE IV, any amount withheld on any Distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.8   **Reserves**. The Manager may establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of any Property, for debt service, for future investments and for such other purposes as the Manager may deem necessary or advisable.

<center>**ARTICLE V**
MANAGEMENT</center>

5.1   **Management by the Manager**. The business and affairs of the Company shall be managed by the Manager and, except as expressly set forth in this Agreement, all matters relating to the activities of the Company shall be decided exclusively by the Manager. The Manager shall be a "manager" as that term is defined in Section 322C.0102 Subd. 13 of the Revised Act, and the Company shall be a "manager-managed limited liability company" as that term is defined in Section 322C.0102 Subd. 14 of the Revised Act. Any Manager shall be appointed by the unanimous consent of the Class A Members.

5.2   **Manager Authority**. Except as otherwise expressly provided in this Agreement, the Manager or persons designated by the Manager for such purpose, including Officers and agents authorized by the Manager for such purpose, shall be the only persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by the Revised Act, and notwithstanding Section 322C.0407 Subd. 3(4) of the Revised Act, the Manager shall have the exclusive power to do any and all acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the laws of the State of Minnesota, and the Members, in that capacity, shall have no power whatsoever with respect to the management of the business activities and affairs of the Company. The Members shall have no authority to bind the Company and will have no other right to approve any action or vote on any matter except with respect to provisions which many not be varied, eliminated or restricted by an operating agreement pursuant to Section 322C.0110 Subd. 3 of the Revised Act. Except as provided in Section 5.5, the power and authority granted to the Manager hereunder shall include all those necessary or convenient for the furtherance of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including without limitation, the power and authority to undertake and make decisions concerning:

(a)   hiring and firing Officers or employees of the Company;

(b)   hiring and firing of attorneys, accountants, brokers, investment bankers and other advisors and consultants who are not Officers or employees of the Company;

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(c)   entering into leases for personal property in the ordinary course of business;

(d)   opening of bank and other deposit accounts and operations thereunder;

(e)   borrowing money or obtaining credit in the ordinary course of business in an aggregate amount not to exceed $250,000 in the aggregate;

(f)   purchasing of insurance, goods, supplies, equipment, materials and other personal property;

(g)   entering into contracts or agreements in the ordinary course of business and in accordance with the Budget;

(h)   compromising, arbitrating, adjusting and litigating claims in favor of or against the Company; or

(i)   undertaking all other acts or activities necessary or desirable for the carrying out of the purposes of the Company.

5.3   **Actions not Delegable by Manager**. Notwithstanding the foregoing, the Manager is authorized to delegate any of its powers in its sole judgment to Officers or other agents of the Company, except that specific duties and actions enumerated in Section 5.2(a) through 5.2(h) are reserved to the Manager and may not be delegated to any agent or Officer of the Company.

5.4   **Certain Actions Requiring Member Consent**. Notwithstanding the provisions of Section 5.2 above, the Manager shall not, without obtaining the affirmative consent of all of the Members, take any of the following actions:

(a)   sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's Property with or without the good will, outside the ordinary course of the Company's activities; or

(b)   approve a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Revised Act;

5.5   **Termination of Manager**. Notwithstanding Section 322C.0407 Subd. 3(5) of the Revised Act, the Manager(s) named herein shall serve until such time as each voluntarily resigns, voluntarily retires, dies or is removed for Cause by a Majority in Interest of the Members not then serving as a Manager. As used in this Agreement, "**Cause**" means: (i) such Manager's conviction or admission by consent of guilt in respect of a criminal violation of a material U.S. federal or state securities law or in respect of a felony violation; or (ii) such Manager's adjudication in a judgment by a court of competent jurisdiction as having committed in respect of the Company an act or omission of a material nature involving gross negligence, bad faith, willful misconduct or fraud.

5.6   **Delegation of Authority; Officers**. Subject to Section 5.4 of this Agreement, the Manager shall have the authority to delegate to any person all or any of its powers pursuant to this Agreement. Any delegation may be revoked at any time by the Manager. The Company may have the Officers set forth in this <u>Section 5.7</u>, which will include one or more natural persons appointed by the Manager exercising the functions of the offices set forth herein. Any number of officer positions may be held by the same person. Officers will not be "managers" of the Company as that term is used in the Revised Act, and will only have the powers expressly delegated to them by the Manager. The following Officers shall have the following powers:

(a) **President**. Unless provided otherwise by a resolution adopted by the Manager, the President will: (i) have general active management of the day-to-day business of the Company; (ii) preside at meetings of the Members; (iii) see that all orders and resolutions of the Manager are carried into effect; (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by this Agreement or the Manager to some other Officer or agent of the Company; (v) maintain records of and certify proceedings of the Members; and (vi) perform such other duties as may from time to time be prescribed by the Manager.

(b) **Treasurer**. Unless provided otherwise by a resolution adopted by the Manager, the Treasurer will: (i) keep accurate financial records for the Company; (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Manager may designate from time to time; (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Manager, making proper vouchers therefore; (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Manager; (v) render to the President and the Manager, whenever requested, an account of all such Officer's transactions as Treasurer and of the financial condition of the Company; and (vi) perform such other duties as may be prescribed by the Manager or the President from time to time.

(c) **Vice Presidents**. The Vice President, if any, or Vice Presidents in case there be more than one, will have such powers and perform such duties as the President or the Manager may prescribe from time to time. In the absence of the President or in the event of the President's death, inability, or refusal to act, the Vice President, or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Manager, or, in the absence of any designation, in the order of their seniority, will perform the duties of the President, and, when so acting, will have all the powers of and be subject to all of the restrictions upon the President.

(d) **Secretary**. The Secretary will attend all meetings of the Members and will maintain records of, and whenever necessary, certify all proceedings of the Members. The Secretary will: (i) keep the required records of the Company, when so directed by the Manager or other person or persons authorized to call such meetings; (ii) give or cause to be given notice of meetings of the Members; and (iii) perform such other duties and have such other powers as the President or the Manager may prescribe from time to time.

(e) **Delegation**. Unless prohibited by a resolution adopted by the Manager or <u>Section 5.4</u> hereinabove, an Officer elected or appointed by the Manager may delegate in writing some or all of the duties and powers of such person's office to other persons.

(f)   **Term of Office**. Each Officer will hold office until a successor has been appointed by the Manager, or until such officer's prior death, resignation, or removal from office.

(g)   **Removal and Vacancies**. Any Officer or agent elected or appointed by the Manager will hold office at the pleasure of the Manager and may be removed, with or without cause, at any time by the Manager, subject to the terms of this Agreement. Any vacancy in an office of the Company will be filled by action of the Manager.

(h)   **Salaries**. The salaries of all Officers, if any, will be fixed by the Manager.

(i)   **Initial Officers**. The following individuals shall hold the office set forth next to their name until such Officer's resignation, removal or death:

Colin Anderson   President, Treasurer and Secretary

5.7   **No Employment Rights**. This Agreement does not, and is not intended to, confer upon any Member, Manager or any Officer any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member, Manager or any Officer.

5.8   **Duty of Care of the Manager and Officers**. Subject to the business judgment rule, the duty of care of the Manager or an Officer in the conduct of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Manager or Officer reasonably believes to be in the best interests of the Company. In discharging this duty, the Manager or Officer may rely in good faith on opinions, reports, statements, or other information provided by another person that the Manager or Officer reasonably believes is a competent and reliable source for the information. With respect to the duty of care set forth in this <u>Section 5.9</u>, in accordance with Section 322C.0110 Subd. 7 of the Revised Act, no Manager or Officer of the Company shall be liable for any money damages to the Company or to any Member, unless the Manager or Officer has engaged in intentional misconduct or a knowing violation of the law. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT, AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT.   THE MEMBERS AGREE THAT THIS <u>SECTION 5.9</u> IS NOT MANIFESTLY UNREASONABLE.**

5.9   **Duty of Loyalty**. Notwithstanding anything to the contrary in Section 322C.0409 Subd. 2 or 7 of the Revised Act, the Members acknowledge and agree as follows:

(a)   **Consideration of Interests**. The Members have formed the Company and entered into this Agreement and become Members without any expectation that the Manager or any Member (or any of their respective Affiliates) would forgo any other opportunity available to the Manager or any Member in the future or that the Manager or any Member (or any of their respective Affiliates) would be required to consider the interests of the Company or

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any other Member or Person in any matter. The Members record that their mutual expectation is that when taking any action, the Manager is free to consider its own interests exclusively without considering whether such action serves the interests or is in the best interest of the other Members, the Company, or any other Person. The Members also record that their mutual expectation is that, when taking any action, the Manager is free to consider the interests of any Member exclusively over the interests of any other Member without considering whether such action serves the interests or is in the best interest of the other Members, the Company, or any other Person. Accordingly, when the Manager causes the Company to take any action, when the Members are voting on any matter under this Agreement, or when a Member is otherwise permitted or required to make a decision (including a decision that is in such Member's "discretion" or under a grant of similar authority or latitude), the Manager and each Member shall be entitled to consider only such interests and factors as the Manager or such Member desires, including its own interests (or the interests of any of their respective Affiliates), and shall have no duty or obligation to give any consideration to any interest of or factors affecting the other Members, the Company, or any other Person. Whenever in this Agreement the Manager or any Member is permitted or required to make a decision in "good faith," the Manager and each Member shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS <u>SECTION 5.10(a)</u> IS NOT MANIFESTLY UNREASONABLE.**

(b)   **Contracts with the Manager, the Members or Their Affiliates**. A contract or other transaction (i) between the Company and the Manager or any Member, (ii) between the Company and an Affiliate of the Manager or any Member, or (iii) between the Company and any other organization for whom the Manager or any Member is a governor, director, manager, officer, or legal representative of such organization or in whom the Manager or Member has a material financial interest, is not void or voidable because the Manager, Member, Affiliate or the other organizations (as applicable) are parties or because the Manager, Member, Affiliate or the other organizations are present (directly or indirectly) at a meeting of the Manager or the Members at which the contract or transaction is authorized, approved, or ratified.   **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS <u>SECTION 5.10(b)</u> IS NOT MANIFESTLY UNREASONABLE.**

5.10   **Prescribing Standards of Good Faith and Fair Dealing**. The Manager and the Members shall exercise their rights and discharge their duties under this Agreement and the Revised Act in a manner consistent with the contractual obligation of good faith and fair dealing, including by acting in a manner, in light of this Agreement, that is honest, fair and reasonable. Any right exercised or duty discharged by the Manager or a Member pursuant to the written advice of the Company's attorneys, accountants, investment bankers, appraisers or other professional advisors shall be deemed to satisfy such contractual obligation. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN**

ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS <u>SECTION 5.11</u> IS NOT MANIFESTLY UNREASONABLE.

5.11 **Corporate Opportunities**. Unless first obtaining the affirmative consent of the Class A Members, each Manager, for so long as such Manager is employed or otherwise engaged by the Company or any subsidiary of the Company, will, and will cause each of its Affiliates to, bring all investment or business opportunities to the Company that any of the foregoing become aware of and that they believe are, or may be, (a) within the scope and investment objectives related to the businesses of the Company or any of its subsidiaries or (b) are otherwise competitive with the businesses of the Company or any of its subsidiaries.

5.12 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Manager or an Officer solely by reason of such Manager acting as a manager or of such Officer acting as an officer; provided that any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager or any Officer existing at the time of such repeal or modification.

5.13 **Execution of Documents Filed with Minnesota**. The Manager and any Officer authorized by the Manager is authorized to execute and file with the Minnesota Secretary of State any document permitted or required by the Revised Act. Such documents may be executed and filed only after the Manager and/or the Members (to the extent required by this Agreement or the Revised Act) have approved or consented to such action in the manner provided herein.

5.14 **Indemnification; Covered Persons; Limitation of Liability**.

(a) **Conduct of Covered Persons**. A Covered Person shall be deemed to have acted in "good faith" within the meaning of the Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Income or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

(b) **Limitation**. In accordance with Section 322C.0110 Subd. 7 of the Revised Act, no Person will be liable to the Company or its Members for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such Person as a Manager or Member, other than for: (i) breach of the duty of loyalty in contravention of this

Agreement; (ii) a financial benefit received by the Member or Manager to which the Member or Manager is not entitled; (iii) a breach of a duty under Section 322C.0406 of the Revised Act; (iv) intentional infliction of harm on the Company or a Member; or (v) an intentional violation of criminal law. If the Revised Act is hereafter amended to authorize the further elimination or limitation of the liability of the Manager then, without requiring any action by the Members, the liability the Manager shall be further limited to the fullest extent permitted by the amended Revised Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager existing at the time of such repeal or modification.

(c) **Additional Limitation on Indemnification**. The Company shall not be required to indemnify a Person or advance expenses in connection with a proceeding (or part thereof) covered by Section 322C.0408 of the Revised Act if such proceeding (or part thereof) was commenced by such Person.

(d) **Right to Indemnification and Advancement**. The Company shall indemnify and advance expenses to the Manager, the Officers and other persons acting in their "official capacity" (as defined in Section 322C.0408 of the Revised Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Revised Act) to the fullest extent required by Section 322C.0408 of the Revised Act for actions thereafter.


ARTICLE VI
MEMBERS


6.1 **Meetings of Members; Place of Meetings**. Except as provided in <u>Section 6.4</u>, all decisions of the Members will be made at a meeting duly held in accordance with this <u>ARTICLE VI</u>. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Articles, and may be called by the Manager or Members holding not less than twenty percent (20%) of the Percentage Interests. All meetings of the Members will be held at the principal office of the Company or, if called by the Manager, at such other place, within or outside the State of Minnesota, as is designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of telephone conference or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner constitutes presence in person at the meeting.

6.2 **Quorum**. The presence, in person or by proxy, of a Majority in Interest constitutes a quorum for the transaction of business by the Members. If less than a Majority in Interest are represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than 90 days after such adjournment, without further notice. At such adjourned meeting at which a quorum is present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Members such that the remaining Members constitute less than a quorum. At any time, if there is no Person with the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest will be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

6.3   **Proxies**. At any meeting of the Members, every Member having the right to vote threat will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three years prior to such meeting.

6.4   **Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding Percentage Interests sufficient to cause the action to be taken at a meeting of the Members at which all Members were present.

6.5   **Notice of Meetings**. Notice stating the place, day, hour and the purpose for which the meeting is called must be given, not less than 10 days nor more than 60 days before the date of the meeting, by or at the direction of the Manager or Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting:

(a)   waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b)   waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

6.6   **Waiver of Notice**. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, is equivalent to the giving of such notice.

6.7   **Voting by Entity Members**. In the case of a Member that is a corporation, its Interest may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement or limited liability company agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

6.8   **Voting Requirement**.

(a)   Notwithstanding anything to the contrary in the Revised Act, and solely to the extent authorized in this Agreement, each Member has the right to vote in proportion to such Member's Percentage Interest. Except as otherwise expressly provided in this Agreement, the affirmative vote of a Majority in Interest is required for a valid decision of the Members. Except as expressly set forth herein (including the items set forth in Section 5.5), this standard represents the voting power required to take action at a duly called meeting pursuant to Section 322C.0407 Subd. 5 of the Revised Act.

(b) In addition to those matters specified elsewhere in this Agreement requiring the approval of at least a Majority in Interest of the Members, the affirmative vote of a Majority in Interest is required to change of the status of the Company from a manager-managed limited liability company to a board-managed limited liability company or a member-managed limited liability company (in each case, as those terms are defined in Section 322C.0102 of the Revised Act).

(c) At any time that no Person has the right to vote or to participate in the management of the business and affairs of the Company with respect to the Interest held by such Member, then the Percentage Interest represented by such Interest will be disregarded in determining whether the requisite percentage necessary for a valid decision of the Members has been obtained, with the effect that such Interest will be treated as if such Interest had not been issued and the requisite percentage necessary for a valid decision will be applied against the remaining Percentage Interests.

6.9   **Minutes of Meetings and Record of Other Actions**. The Company will keep at its principal office minutes of all meetings of the Members and a record of all actions taken by the Members without a meeting.

6.10   **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Member solely by reason of such Member acting as a member; provided that any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Member existing at the time of such repeal or modification.


ARTICLE VII
ACCOUNTING AND BANK ACCOUNTS


7.1   **Fiscal Year**. The fiscal year and taxable year of the Company will end on December 31 of each year, unless a different year-end is chosen by the Manager or required by the Code.

7.2   **Books and Records**. At all times during the existence of the Company, the Company will cause to be maintained full and accurate books of account, which will reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company will be maintained at the principal office of the Company. The books and records of the Company shall be maintained using such method of account as shall be selected by the Manager.

7.3   **Financial Reports**. Within 90 days after the end of each fiscal year, there will be prepared and delivered to each Member:

      (a)   A balance sheet as of the end of such year and related financial statements for the year then ended;

      (b)   All information with respect to the Company necessary for the preparation of the Members' federal and state income tax returns; and

      (c)   Any additional financial or tax information reasonably requested by such Class A Member in connection therewith.

      7.4   **Tax Returns and Elections; Partnership Representative**. The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes that the Manager reasonably believes will produce the most favorable tax results for the Members. Colin Anderson is hereby designated as the Company's Partnership Representative, to serve with respect to the Company in the same capacity as a "tax matters partner" as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Manager for judicial review of any adjustment assessed by the Internal Revenue Service. Ryan Englebert hereby accepts such designation. The Members specifically acknowledge, without limiting the general applicability of this Section 7.4, that the Partnership Representative will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a "Partnership Representative." All out-of-pocket expenses incurred by the Partnership Representative in the capacity of Partnership Representative will be considered expenses of the Company for which the Partnership Representative is entitled to full reimbursement.

      7.5   **Section 754 Election**. If a distribution of Company assets occurs that satisfies the provisions of Code § 734 or if a transfer of an Interest occurs that satisfies the provisions of Code § 743, upon the determination of the Manager, the Company will elect, pursuant to Code § 754, to adjust the basis of the Property to the extent allowed by Code § 734 or Code § 743 and will cause such adjustments to be made and maintained.

      7.6   **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account or accounts approved by the Manager and in the Company's name. Withdrawals therefrom may be made only by individuals authorized to do so by the Manager.

      7.7   **Company Information**. The information that the Company is required to furnish, without demand, to the Members pursuant to Section 322C.0410, Subd. 2 of the Revised Act is limited to the following:

      (a)   articles of organization;

      (b)   this Agreement and any amendments thereto;

      (c)   quarterly financial statements, internally prepared;

(d)   annual financial statements, internally prepared;

(e)   state and federal tax returns;

(f)   articles of dissolution; and

(g)   any additional information reasonably requested by a Member in connection with the foregoing.

7.8   **Confidential Information**.

(a)   In addition to any restrictions the Company might impose pursuant to Section 322C.0410, Subd. 7 of the Revised Act, each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, subsidiaries of the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents, whether the foregoing are oral, written, electronic, or contained in any other form or medium, which the Company treats as confidential, (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a manager, officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during such Member's association (as an owner or transferee of an Interest) or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in this Section 7.8 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 7.8 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this <u>Section 7.8</u> as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure in writing as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of this <u>Section 7.8</u> shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.


ARTICLE VIII
TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL


8.1   **General Restrictions**.   Except as expressly provided in this Agreement, no Member may Transfer all or any part of such Member's Interest to any other Person.   Any purported Transfer of an Interest in violation of the terms of this Agreement will be null and void and of no effect.   A permitted Transfer will be effective as of the date specified in the instruments relating thereto.   Any Transferee desiring to make a further Transfer will become subject to all of the provisions of this <u>ARTICLE VIII</u> to the same extent and in the same manner as any Member desiring to make any Transfer.

8.2   **Permitted Transfers**.   Each Member (a "**Transferor**") may Transfer (but not substitute the assignee as a Substitute Member in such Member's place, except in accordance with <u>Section 8.3</u>), by a written instrument, all or any part of such Member's Interest to a Permitted Transferee, provided that the Transfer would not result in the "termination" of the Company pursuant to Code § 708.   Any assignee of an Interest as allowed by this <u>Section 8.2</u> who does not become a Substitute Member as provided in <u>Section 8.3</u> (a "**Transferee**") (i) will not be a Member and will not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Interest and to participate in the management of the business and affairs of the Company continuing with the Transferor, and (ii) shall have only those rights accorded to the transferee of a transferable interest as set forth in Section 322C.0502 of the Revised Act.   The Transferee will, however, be entitled to distributions and allocations of the Company, as provided in <u>ARTICLE IV</u>, attributable to the Interest that is the subject of the Transfer to such Transferee.

8.3   **Substitute Members**.

(a)   No assignee of all or part of a Member's Interest will become a Member in place of the Transferor (a "**Substitute Member**") unless and until:

(i)   the Transferor (if living) has stated such intention in the instrument of assignment;

(ii)   the Transferee has executed a joinder or other instrument accepting and adopting the terms and provisions of this Agreement in the form attached as Exhibit B;

(iii)   the Transferor or Transferee has paid all reasonable expenses of the Company in connection with the admission of the Transferee as a Substitute Member; and

(iv)   the Transferee is (A) a Permitted Transferee, (B) the Members holding at least a majority of the remaining Percentage Interests, in their sole and absolute discretion, have consented in writing to such Transferee becoming a Substitute Member, or (C) the Transferee has acquired the Interests properly pursuant to Section 8.10.

(b)   Upon satisfaction of all of the foregoing conditions with respect to a Transferee, the Manager will cause this Agreement to be duly amended to reflect the admission of the Transferee as a Substitute Member.

8.4   **Effect of Admission as a Substitute Member**. Unless and until admitted as a Substitute Member pursuant to Section 8.3, a Transferee is not entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records, but a Transferee will only be entitled to receive, to the extent of the Interest transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement. Upon admission of a Transferee as a Substitute Member, the Transferor will cease to be a Member of the Company to the extent of such Interest.

8.5   **Additional Members and Interests**. Additional Members may be admitted to the Company and additional Interests may be issued with the approval of the Manager and the consent of the Class A Members. Subject to the rights set forth in Section 3.6, whenever any additional Member is admitted to the Company, or any additional Interest is issued, in accordance with this Section 8.5, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance will be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at exactly one hundred percent (100.00%). The Manager will cause Schedule 1 to be revised to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 8.5, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.11.

8.6   **Redemption of Interests**. Any Interest may be redeemed by the Company, by purchase or otherwise, upon the consent of the holder of such Interest and approval by the Manager. Whenever any Interest is redeemed by the Company in accordance with this Section 8.6, the Percentage Interest of each Member outstanding immediately following such redemption will be increased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at exactly one hundred percent (100.00%). The Manager will cause Schedule 1 to be revised to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 8.6, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.11

8.7   **No Dissociation**. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 322C.0602 of the Revised Act. So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw or resign as a Member and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Interest (other than (i) a transfer for security purposes; or (ii) a charging order in effect under Section 322C.0503 of the Revised Act which has not been foreclosed) such Person shall no longer be a Member and shall be dissociated.

8.8   **Drag-Along and Tag-Along Rights**.

(a)   **Drag-Along**. In the event that Members holding a Super-Majority in Interest (a "**Control Group**") desires to accept a bona fide offer for the merger, sale of substantially all the assets, or other reorganization of the Company or the sale, exchange or other Transfer of Interests of the Company constituting at least fifty percent (50%) of the voting power of all Interests issued and outstanding and entitled to vote by percentage (whether in a single transaction or two or more related transactions), then the Control Group shall have the right (but not the obligation), upon the giving of written notice thereof to the remaining Members, to require the remaining Members to participate in such proposed transaction to the same extent, pursuant to the same terms and conditions of, at the same price per Interest, or the same exchange value per Interest, and pro rata with, the Control Group. The other Members shall not be obligated to honor the foregoing rights if the transaction directly or indirectly transfers any consideration for the Control Group's Interests not shared pro rata with such other Members.

(b)   **Tag-Along**. In the event that the Control Group proposes to Transfer all or any portion of the Interests held by them to another person (whether by way of a sale or exchange of Interests, merger or other reorganization of the Company or in any public offering or tender offer), the Control Group shall give notice of the proposed transaction (including price and other material terms and conditions) to each other Member at least thirty (30) days prior to the expected closing of the transaction and allow each of them fifteen (15) days to elect (by written notice to the Company) to participate in the transaction on the same terms and conditions which apply to the Control Group. Each such Member who timely elects to participate may sell a proportional amount of such Member's Interests equal to the *product of* (i) the total Units proposed to be sold by the Control Group in the transaction, *multiplied by* (ii) a fraction, the numerator of which is equal to the total Units held by such Member and the denominator of which is one hundred percent (100%). The Units which the Control Group may sell in that transaction shall be correspondingly reduced by the Units to be sold by such other Members under this Section 8.8(b). Each such Member who timely elects to participate in the transaction shall deliver to the buyer or transferee in that transaction and otherwise execute and deliver related documents and agreements, at the same time and in the same form as is required of the Control Group. The co-sale rights set forth in this subsection shall not apply to (i) a pledge of Interests or enforcement thereof pursuant to a bona fide loan transaction between the Company and/or its subsidiaries and any institutional lender prior to or after the date of this Agreement (and the pledgee and/or pledgeholder thereunder and the assignees of either of them shall take the pledgee Interests free and clear of the co-sale rights set forth in this paragraph), or (ii) any bona fide gift without consideration or Transfer upon death of the Control Group's Interests, or Transfer by marital property settlement or order.

(c)   The Company shall have the right without further action of any of the other parties hereto to bind other existing or future Members of the Company to the rights and obligations of this Section 8.8 without requiring such Members to become parties to this Agreement.

8.9   **Buy-Sell Triggering Event**. Notwithstanding Section 8.2 and Section 8.10, if a Class B Member becomes unwilling to continue to be a Class B Member of the Company for any reason, such Member (the "**Electing Member**") may give the Class A Member (or Members) (the "**Notified Members**") written notice stating that the buy-sell provision in this Section 8.9 has been triggered. In such event, the Notified Members shall, by written notice given to the Electing Member within thirty (30) days the Electing Member's delivery of such notice, elect either to purchase all of the Electing Member's interest in the Company or to sell to the Electing Member all of the Notified Members' interest in the Company (calculated on a going concern basis with no discount for minority position). The purchase price for the membership interest to be sold shall be determined under Exhibit C, and shall be paid in the manner and on the terms specified in Exhibit D.

8.10   **Purchase of Membership Interest Upon Voluntary Transfer**.

(a)   **Sale Interests**. Except as provided in Sections 8.2, 8.8 and 8.9, if a Class B Member desires to voluntarily Transfer in any manner such Class B Member's Interests (such Class A Member being hereinafter referred to as the "**Selling Member**"), then the Selling Member shall give written notice to the Company and the Class A Members of such desire. The notice shall specify the Interests which are the subject of the proposed Transfer (the "**Sale Interests**"), the identity of the proposed transferee and the nature (e.g., sale, gift, etc.) and terms of the proposed Transfer. For purposes of this Section 8.10(a), a transfer of greater than fifty percent (50%) of the outstanding equity interests of an Entity Member to a party other than a Permitted Transferee shall be deemed to be a voluntary Transfer of the Entity Member's Class B Units, and, prior to the completion of such transfer, such portion of Class B Units shall be subject to this Section 8.10.

(b)   **First Option Period**. For the period of thirty (30) days (the "**First Option Period**") following delivery of the notice specified in Section 8.10(a), the Class A Members shall have the right to buy all or a portion of the Sale Interests at the purchase price determined under Exhibit C, to be paid in the manner and on the terms specified in Exhibit D;

provided, *however*, if the notice of desire to Transfer the Sale Interest is occasioned by the receipt by the Selling Member of a bona fide offer by a third party to purchase the Sale Interest, and the price offered by the third party is less than the price determined in accordance with in Exhibit C, the purchase price shall be the price offered by the third party and the manner and terms of payment shall be those offered by the third party. A Class A Member shall exercise such Class A Member's respective right of purchase by delivering to the Selling Member, other Class A Members and Company, within the First Option Period, written notice specifying the portion of Sale Interests to be purchased and designating a place and time for closing which shall be within sixty (60) days thereafter. Class A Members desiring to purchase all or a portion of the Sale Interest shall have the primary right to purchase that portion of Sale Interests as such Class A Member's Interest in Company prior to this purchase bears to the total Interests held by all Class A Members desiring to purchase such Sale Interests.

(c)   **Second Option Period**. For a period of fifteen (15) days (the "**Second Option Period**") beginning with the termination of the First Option Period, the Company shall have the right to buy at the price and on the same terms as the Class A Members all (but not less than all) of the Sale Interest which the Class A Members have not elected to purchase.

(d)   **Transfer or Non-Transfer of Sale Interests**. Notwithstanding the foregoing, unless the Class A Members and/or the Company elect to purchase all of the Sale Interests, the Selling Member shall not be required to sell to them any of the Sale Interests. Instead, the Selling Member shall be entitled, for a period of sixty (60) days following the expiration of the Second Option Period to Transfer the Sale Interests to the person identified in, and in the manner and on the terms and conditions specified in, the notice given pursuant to Section 8.10(a). If the ownership of the Sale Interests has not been acquired by the prospective transferee identified in the notice given pursuant to Section 8.10(a) within such sixty (60) day period, the Selling Member's right to transfer the Sale Interests pursuant to Section 8.10(a) shall expire and the ownership of the Sale Interests shall remain with the Selling Member and continue to be subject to all the terms and conditions of this Agreement, including this Section 8.10. Notwithstanding anything to the contrary, all the Sale Interests acquired by any transferee under the provisions of this Section 8.10 shall remain fully subject to this Agreement and such transferee shall execute and deliver a joinder to this Agreement in form attached hereto as Exhibit B and shall thereafter be a Substitute Member with respect to the Sale Interests.

8.11   **Death of a Member**.

(a)   If any Member dies and leaves a surviving spouse, the Units owned in whole or in part by such Member shall transfer to such Member's surviving spouse.

(b)   In the event that a Member dies without a surviving spouse, the surviving Members and the Company, successively, shall have the right (but not the obligation except as provided herein) to purchase the Interests of such Deceased Member for the time periods, in the manner and on the terms provided in Section 8.10 in the case of a Selling Member. The First Option Period shall commence on the date of notice to the Company and all other Members by the Deceased Member's legal representative (the "**Legal Representative**") of the death or dissolution of the Member. The purchase price shall be the purchase price determined under Exhibit C and shall be paid in the manner and on the terms specified below. Notwithstanding the foregoing, and notwithstanding the provisions of <u>Section 8.10(b)</u>, if such other Members or the Company receive proceeds of any policy or policies of insurance on the life of the Deceased Member maintained by and payable to the remaining Members or the Company, the other Members and/or the Company, as applicable, must purchase the Deceased Member's Interests to the extent of such insurance proceeds (with valuation determined under <u>Exhibit C</u> and paid in the manner and on the terms specified below); *provided*, *however*, that the other Members and/or Company have no obligation to purchase Interests in excess of such insurance proceeds. Immediately upon the appointment of the Legal Representative following the death or dissolution of a Deceased Member, the Legal Representative shall give written notice to the other Members and the Company indicating that the death or dissolution has occurred. The purchase price shall be paid to the Legal Representative of the estate of a Deceased Member at a closing to be held within ten (10) days after receipt by the remaining Members of the proceeds of any policy or policies of insurance on the life of the Deceased Member maintained by and payable to the remaining Members, or, in the absence of any such policies, within sixty (60) days after the appointment of the Legal Representative. The purchase price shall otherwise be paid in the manner and on the terms specified in <u>Exhibit D</u>, except that the amount of the down payment shall be increased to an amount equal to the proceeds of any policy or policies of insurance on the life of the deceased Member owned by and payable to the other Members and the Company, as applicable, up to the total purchase price. Notwithstanding anything to the contrary herein, any Interests acquired by a Member's Legal Representative, heirs or other transferee under the provisions of this <u>Section 8.11</u> shall remain fully subject to the provisions of this Agreement, but such Transferee (if not already a Member) shall not become a Member unless such Transferee otherwise becomes a Substitute Member in accordance with <u>Section 8.3</u>.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1   **Events Causing Dissolution**.

(a)   Notwithstanding Section 322C.0701, the Company will be dissolved upon the first to occur of the following events:

(i)   upon the approval of a Super-Majority in Interest of the Members; or

(ii)   upon the entry of a decree of judicial permitted under Section 322C.0701 of the Revised Act.

(b)   To the full extent permitted by applicable law, the forgoing events which cause dissolution of the Company shall be the exclusive events which cause the dissolution of the Company.

9.2   **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Manager will take such actions as may be required to wind up, liquidate and terminate the business and affairs of the Company in accordance with this Agreement and applicable laws. In connection with such winding up, the Manager may liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3, and do any and all acts and things authorized by, and in accordance with, applicable laws for the purpose of winding up and liquidation.

9.3   **Application of Proceeds**. Upon dissolution and liquidation of the Company, the assets of the Company will be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE X
MISCELLANEOUS

10.1   **Investment Representations**. Notwithstanding anything to the contrary in a Member's Joinder or any other subscription agreement executed by the Member (if any), each Member hereby represents and warrants to the Company and the other Members as follows:

(a)   The Member is acquiring such Member's Interest in the Company for such Member's own account for investment only and not for the purpose of, or with a view to the resale or distribution thereof in whole or in part. No one other than the Member has any interest in or any right to acquire such Member's Interest in the Company except as provided within this Agreement.

(b)   The Member understands that such Member's Interest in the Company is not registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities or "blue sky" laws of any state and that the future transfer of such interest may be limited by (i) the necessity of effecting any registration or complying with the exemption required by the Securities Act or any applicable state securities or "blue sky" laws and (ii) the restrictions on transfer contained in this Agreement.

(c)   The Member is a sophisticated investor with knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the prospective investment in the Company and has not relied and will not rely on any information provided by or representations or warranties of the Company, except as expressly provided in this Agreement, in evaluating the merits and risks of the prospective investment in the Company and the prospective investment by the Company in the project to be constructed by the Company.

(d)   The Member is an "accredited investor" as defined under Regulation D of the Securities Act, as amended, and is not an "Investment Company" subject to the Investment Company Act of 1940, as amended.

(e)   If the Member is an Entity Member, the Member is and will be duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation.

(f)   The execution and delivery of this Agreement by such Member and the performance by such Member of the transactions contemplated hereby have been duly authorized by all requisite corporate or company action and proceedings. The execution and delivery of this Agreement by the Member and the performance of the transactions contemplated hereby will not violate or result in a breach of, or default under, any instrument or agreement to which it is a party or is bound, and this Agreement is binding upon and enforceable against it in accordance with its terms, except for the provisions of the bankruptcy and similar laws affecting creditors' rights generally and equitable principles.

(g)   No consent, authorization, approval, order, license, certificate, or permit or act of or from, or declaration or filing with, any governmental authority or any party to any contract, agreement, instrument, lease, or license to which the Member is a party or by which such Member is bound, is required for acquisition of the Member's Interest as contemplated hereby or the execution, delivery, or compliance by it with the terms of this Agreement.

(h)   No Member nor any Member's Affiliates shall incur any economic burden except as provided in this Agreement. The Members understand and acknowledge that the Company has no guaranty of a specified return nor a guaranty against loss of income or capital.

10.2   **Title to the Property**. Title to the Property will be held in the name of the Company. No Member has any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of an Interest. No Member has any right to seek or obtain a partition of the Property, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

10.3   **Nature of Interest in the Company**. An Interest is personal property for all purposes.

10.4   **Organizational Expenses**. Each Member will pay such Member's own expenses incurred in connection with the review and negotiation of this Agreement.

10.5   **Notices**. Any notice, demand, request or other communication (a "**Notice**") required or permitted to be given by this Agreement, the Revised Act to the Company, any Member, or any other Person will be sufficient if in writing and if hand delivered or mailed by registered mail, certified mail or express courier to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company or sent by facsimile transmission to the telephone number, if any, of the recipient's facsimile machine as such telephone number appears on the records of the Company, or sent via email to the email address, if any, of the recipient as it as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company. All Notices that are mailed will be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered will be deemed to be given upon delivery. All Notices that are given by facsimile transmission or e-mail (with confirmation of transmission) will be deemed given when sent if sent during normal business hours of the recipient and on the next business day if sent after normal business hours of the recipient.

10.6   **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

10.7   **No Third Party Rights**. None of the provisions in this Agreement are for the benefit of or enforceable by any third-party, including creditors of the Company; *provided*, *however*, that the Company may enforce any rights granted to the Company under this Agreement, its Articles or under the Act or Revised Act, as the case may be.

10.8   **Entire Agreement**. This Agreement, together with the Articles, constitutes the entire agreement among the Members and supersedes all other written, oral, or implied agreements (including the Original Operating Agreement), arrangements, and understandings among the Members relating to the formation, operation and continuation of the Company and the relations among and between the Members and the Company.

10.9   **Complete Statement of Expectations**. Each Member represents and warrants that:

(a)   This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) forms a complete statement of the reasonable expectations of such Member with respect to the formation, operation, and continuation of the Company and the relations among and between the Members and the Company, and such Member does not have any such expectations not set forth in this Agreement.

(b)   This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) contains a complete statement of all expectations that were material to such Member's decision to become a Member of the Company.

(c)   This Agreement may not be amended or altered by any oral representation or implied or implicit conduct or actions.

10.10   **Amendments to this Agreement**.

(a)   Except as otherwise provided herein, and notwithstanding Section 322C.0407 Subd. 3(4)(iv) of the Revised Act, this Agreement and the Articles may not be modified or amended in any manner other than by the written agreement of all of the Members at the time of such modification or amendment.

(b)   This Agreement may be amended by the Manager, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant Sections of this Agreement with respect to such event have been satisfied:

(i)   an adjustment of the Percentage Interests of the Members upon making any Transfer contemplated in ARTICLE VIII (including in connection with the admission of a Substitute Member); or

(ii)   the modification of this Agreement to comply with the relevant tax laws pursuant to <u>Sections 3.3 or 4.5(j)</u>.

(c)   Notwithstanding anything to the contrary in this <u>Section10.11</u>, without the written consent of all Members, no amendment to this Agreement may:

(i)   add to, detract from or otherwise modify the purposes of the Company as set forth in this Agreement;

(ii)   enlarge the obligations of any Member under this Agreement;

(iii)   amend any provisions of <u>ARTICLE IV</u> other than an amendment to comply with the relevant tax laws as provided in <u>Section 4.5(j)</u>; or

(iv)   amend this <u>Section 10.11</u> or any provision of this Agreement requiring the consent of a Majority in Interest or a Super-Majority in Interest of the Members.

10.11   **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and may be enforced to the greatest extent permitted by law.

10.12   **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement are binding upon, and will inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

10.13   **Counterparts**. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which constitutes one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

10.14   **Governing Law**. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Minnesota.

10.15   **Remedies**. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party must pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. If any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings may recover from the non-prevailing party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

10.16   **Legal Representation**. This Agreement was drafted by the law firm of Chestnut Cambronne PA ("**Chestnut Cambronne**"). Chestnut Cambronne has previously represented, currently represents, and or may represent in the future the Company and a number of their respective affiliates. The Members acknowledge and understand that this past and present legal representation by Chestnut Cambronne of such Persons and entities represents a potential or actual conflict of interest on the part of Chestnut Cambronne in drafting this Agreement and any other documents or agreements arising out of this Agreement. The Company and the Members further acknowledge and understand that Chestnut Cambronne has represented only the Company in connection with the drafting of this Agreement and other documents related to the transactions contemplated by the Agreement ("**Documents**"). **THE MEMBERS CONSENT TO SUCH REPRESENTATION AND ACKNOWLEDGE AND AGREE THAT THEY HAVE EITHER SOUGHT SEPARATE LEGAL COUNSEL TO ADVISE THEM IN CONNECTION WITH THIS AGREEMENT OR THE DOCUMENTS, OR IF THEY HAVE NOT DONE SO, HAVE BEEN GIVEN THE OPPORTUNITY TO DO SO AND HAVE VOLUNTARILY CHOSEN NOT TO DO SO. FURTHERMORE, THIS AGREEMENT HAS TAX AND FINANCIAL ACCOUNTING CONSEQUENCES FOR ITS MEMBERS AND EACH MEMBER HAS EITHER SOUGHT SEPARATE TAX AND FINANCIAL ACCOUNTING ADVICE IN CONNECTION WITH THIS AGREEMENT, OR IF THEY HAVE NOT DONE SO, HAVE BEEN GIVEN THE OPPORTUNITY TO DO SO AND HAVE VOLUNTARILY CHOSEN NOT TO DO SO. NOTWITHSTANDING THE FOREGOING, THE MEMBERS ACKNOWLEDGE AND AGREE THAT THEY HAVE NOT RELIED ON CHESTNUT CAMBRONNE FOR ANY LEGAL ADVICE, TAX ADVICE OR FINANCIAL ACCOUNTING ADVICE.** The Members, by executing this Agreement or any of the Documents with full knowledge of the past, present, and future legal representation by Chestnut Cambronne of the persons and entities described herein, hereby consent to the drafting of this Agreement or Documents on behalf of the Company by Chestnut Cambronne and waive the right to object to Chestnut Cambronne's continued representation of the persons and entities described herein. The Company and the Members approve and ratify Chestnut Cambronne's retainer and engagement letter executed on behalf of the Company and consent to disbursements by the Company to Chestnut Cambronne for such legal services. To the maximum extent permitted by law and the Revised Act, payments made pursuant to or consistent with this Section 10.17 shall not be deemed to be a breach of the duty of care, a breach of the duty of loyalty, or a breach of the requirement for good faith and fair dealing by the Company, the Manager or any Officer of the Company.

[Remainder of page intentionally left blank. Signature page follows.]

EUREKA COMPASS VEGAN FOOD, LLC –OPERATING AGREEMENT

IN WITNESS WHEREOF, the Company and the Members hereto have signed and acknowledged this Agreement as of the Effective Date.

COMPANY

EUREKA COMPASS VEGAN FOOD, LLC

DocuSigned by:

03C4A8F792C6492...

By: Colin Anderson
Title: Manager

CLASS A MEMBERS

DocuSigned by:

03C4A8F792C6492...

Colin Anderson

EUREKA COMPASS VEGAN FOOD, LLC –OPERATING AGREEMENT

<u>SCHEDULE 1</u>

Schedule of Members and Percentage Interests

<u>Member's Name and Address</u>	<u>Capital Contribution</u>	<u>Class A Units</u>	<u>Class B Units</u>	<u>Percentage Interest</u>
Colin Anderson	$3,700.00	70,000	--	100.00%
Total	**$100.00**	**70,000**	**--**	**100.00%**

EUREKA COMPASS VEGAN FOOD, LLC –OPERATING AGREEMENT

<u>EXHIBIT A</u>

Articles of Organization

[*see attached*]

EUREKA COMPASS VEGAN FOOD, LLC–OPERATING AGREEMENT

EXHIBIT B

Form of Joinder to Operating Agreement of EUREKA COMPASS VEGAN FOOD, LLC

The person whose name and signature appears below has, on the date indicated, become a party to that certain Operating Agreement of EUREKA COMPASS VEGAN FOOD, LLC, dated as of May 21, 2021, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**"), and shall be deemed for all purposes a Class [A // B] Member and/or a Substitute Member (as applicable) thereunder. The terms of the Operating Agreement shall be fully applicable to all interests now owned or hereafter acquired by such Member:

Name of Member: _____

Signature: _____

Description of Member's Interest: _____

Date: _____

Acknowledged and agreed by:

EUREKA COMPASS VEGAN FOOD, LLC

_____
By: Colin Anderson
Title: President
Date: _____

* * *

EUREKA COMPASS VEGAN FOOD, LLC –OPERATING AGREEMENT

EXHIBIT C

Purchase Price Determination

C.1 Except as otherwise specified in this Agreement, the purchase price for an Interest at the Event of Purchase (hereinafter defined) hereunder shall be determined based upon the Fair Market Value of the Company taken as a whole. Fair Market Value shall be determined by agreement of the Company and the Class A Members (the "**Valuation Parties**"). If such agreement is not reached, or if the Valuation Parties have not reached such agreement as of a sufficiently recent date, Fair Market Value shall be determined by appraisal in accordance with this Exhibit C.

Notwithstanding the foregoing, (a) if the Event of Purchase occurs within two (2) years of the date upon which the Member made such Member's initial investment (the "Investment Date"), the Purchase Price shall be 25% of the Fair Market Value; (b) if the Event of Purchase occurs after the second anniversary of the Investment Date but prior to the third anniversary of the Investment Date, the Purchase Price shall be 50% of the Fair Market Value; (c) if the Event of Purchase occurs after the third anniversary of the Investment Date but prior to the fourth anniversary of the Investment Date, the Purchase Price shall be 50% of the Fair Market Value; (d) if the Event of Purchase occurs after the fourth anniversary of the Investment Date but prior to the fifth anniversary of the Investment Date, the Purchase Price shall be 75% of the Fair Market Value. If the Event of Purchase occurs at any time on or after the fifth anniversary of the Investment Date, the Purchase Price shall be the Fair Market Value.

C.2 Within two months after the end of each fiscal year of the Company, or as soon thereafter as are reasonably practicable when the financial statements for the fiscal year are released, the Valuation Parties shall use commercially reasonable efforts to reach an agreement as to the Fair Market Value of the Company as of the end of the fiscal year of the Company. The Valuation Parties' determination shall be evidenced in a writing signed by all of the Valuation Parties. The Valuation Parties may also stipulate by written agreement as to the Fair Market Value of the Company as of the end of any month other than the fiscal year end of the Company. The date as of which its particular Fair Market Value is determined, whether it be the fiscal year end of the Company or some other date, is called the "**Valuation Date**". The value so agreed upon shall be endorsed on Exhibit D attached to this Agreement and hereby incorporated by reference, or set forth on a separate exhibit or schedule to be attached and made a part of this Agreement in the following form:

> Pursuant to that certain Operating Agreement of EUREKA COMPASS VEGAN FOOD, LLC, dated as of May 21, 2021, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**"), the undersigned, collectively constituting all of the Valuation Parties, hereby agree on this _____ day of _____, 20___, that for the purpose of the Operating Agreement, the Fair Market Value of the Company is $_____, effective as of the Valuation Date of _____, 20___.

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C.3   If, upon the occurrence of an Event of Purchase, the Valuation Parties do not reach agreement as to Fair Market Value, the last Fair Market Value stipulated in accordance with this Exhibit C shall control unless such Fair Market Value was determined more than one year before the Event of Purchase or material and objective changes to the Company's valuation have occurred since the Valuation Date. If the last previously stipulated Fair Market Value does not control pursuant to the previous sentence, Fair Market Value shall be determined by appraisal in accordance with this Exhibit C as of the end of the month most closely preceding the Event of Purchase for which it is reasonably feasible to make an appraisal. The appraisal process shall be as follows:

C.3.1   The Company and the Transferor Member (or the Legal Representative of the Transferor Member) shall mutually select an appraiser.

C.3.2   If an appraiser is not agreed upon within 30 days after the occurrence of an Event of Purchase, the Fair Market Value shall be determined by two appraisers, one of which shall be selected by the Company and one of which shall be selected by the Transferor Member.

C.3.3   If the two appraisers cannot agree upon Fair Market Value within 30 days after the appointment of the second of them, they shall appoint a third appraiser. If the two appraisers cannot agree upon a third appraiser within 10 days after said 30 day period, the District Court for Ramsey County, Minnesota, shall choose a third appraiser on petition of either the Company or the Transferor Member. The Fair Market Value determined by the majority of the three appraisers shall be binding upon all parties.

C.3.4   If a majority of the appraisers are unable to agree upon the Fair Market Value, each of the appraisers shall determine Fair Market Value. The value of the Company shall then be determined as follows: (i) if two of the values differ from the middle value by an equal amount, the value of the Company shall be the middle value, or (ii) if the difference between each of the other two values and the middle value is not the same, then the value whose difference from the middle value is the greatest shall be discarded and the value of the Company shall be the average of the two remaining values.

C.3.5 Unless otherwise agreed between the Company and the Transferor Member, in order to be eligible to be an appraiser under this Article, the individual (and to the extent applicable, the company employing the individual) must be a qualified and reputable appraiser familiar with businesses similar to the business of the Company and with at least 10 years' experience.

C.4   The purchase price of the Interests as of an Event of Purchase shall be the Fair Market Value, adjusted as provided below (the "**Adjusted Fair Market Value**") divided by the number of Interests that the Company has issued and outstanding as of the Event of Purchase. Fair Market Value shall be adjusted from its Valuation Date through the date of the Event of Purchase as follows:

C.4.1   A reasonable estimate of after-tax earnings or losses from and after the Valuation Date until the last day of the month immediately preceding the Event of Purchase shall be added or subtracted from, as the case may be, the Fair Market Value;

C.4.2   Any dividends paid since the Valuation Date until the Event of Purchase shall be subtracted from the Fair Market Value;

C.4.3   Any contributions to capital made or amounts paid for an Interest since the Valuation Date until the Event of Purchase shall be added to the Fair Market Value; and

C.4.4   Any amounts paid by the Company to purchase or redeem its Interests and any amounts paid by the Company in partial liquidation since the Valuation Date until the Event of Purchase shall be subtracted from the Fair Market Value.

The amount thus determined shall be the Adjusted Fair Market Value for purposes of this Paragraph C.4 and shall be employed to determine the price for the Company's Interests.

C.5   Notwithstanding the provisions of Paragraphs C.3 and C.4 to the contrary, if, at the time of an Event of Purchase, there is more than one issued and outstanding class of Interests in the Company, all determinations of Fair Market Value made pursuant to this Article shall include a determination of the relevant portion of Fair Market Value represented by each issued and outstanding class of Interests as of the Valuation Date and all calculations of the purchase price per Interest shall be based upon the portion of Fair Market Value attributable to the class of Interests which is the subject of the valuation.

C.6   For purposes of this Agreement, the "**Event of Purchase**" shall mean the following:

C.6.1   In the case of a voluntary Transfer under Section 8.10, Event of Purchase means the date notice is given to the Company and the other Members by the Selling Member of the proposed Transfer.

C.6.2   In the case of a Member's death under Section 8.11, Event of Purchase means the date of notice to the Company and the other Members of the death of the Deceased Member.

C.7   If any Distributions are paid with respect to an Interest purchased hereunder after the Event of Purchase for such Interest, the purchaser of such Interest shall be entitled to such Distributions.

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EUREKA COMPASS VEGAN FOOD, LLC –OPERATING AGREEMENT

<u>EXHIBIT D</u>

Purchase Price Payment Terms

D.1   Except as otherwise specified in this Agreement, the purchase price for an Interest purchased hereunder shall be paid by delivery by the Company and/or each purchasing Member, as the case may be, at the closing of a cash down payment equal to fifty percent (50%) of the total purchase price together with a negotiable secured promissory note for the balance of the purchase price. The promissory note (or notes if there is more than one purchaser) shall provide for payment in two equal annual installments, each installment to include interest on the unpaid principal balance at the Prime Rate plus two percent (2.00%) on the date upon which the closing of the cash down payment occurs, but not to exceed the maximum rate of interest permitted by law or less than the minimum rate required in order to avoid application of the imputed interest rules of the Code, each installment to be applied first to interest and then to principal (the interest rate to be adjusted annually each succeeding year). The first installment shall be due and payable on the one year anniversary of the date of the closing and subsequent installments shall be due and payable on the successive annual anniversary of the date of the prior installment's due date. The promissory note shall also provide that:

D.1.1   Any portion of the unpaid principal may be prepaid at any time without penalty; and

D.1.2   It is secured by a pledge of the Sale Interest and that if any installment of principal or interest is not paid within 30 days from the date when due, or any other default occurs in the terms of pledge, then at the option of the holder of the note, the entire unpaid principal balance, plus accrued interest, shall become immediately due and payable without notice of any kind, presentment or demand for payment, notice of nonpayment, protest and notice of protest being waived. While the Interests are held as collateral, the pledgor of the Interests shall be considered the owner, such rights of ownership, however, to be subject to the rights granted to the pledgee under this <u>Paragraph D.1.2</u>.

D.2   A pledgor pursuant to <u>Paragraph D.1</u> shall be in default in the terms of the pledge upon the happening of any of the following events:

D.2.1   If any installment of principal or interest is not paid within 30 days from the date when due; or

D.2.2   The pledgor becomes insolvent or unable to pay debts as they mature or makes an assignment for the benefit of creditors, or any proceeding is instituted by the pledgor alleging that the pledgor is insolvent or unable to pay debts as they mature.

D.3   In the event of default in the terms of the pledge, the holder of the promissory note secured by the pledge shall have the right, at the holder's option and without demand or notice, to declare all or any part of the note immediately due and payable. In addition, the holder of the note may exercise all of the rights and remedies of a secured party under the Uniform

Commercial Code or any other applicable law. In the event of a default, the pledgor shall pay all costs and expenses of the holder of the note, including reasonable attorney fees, in the collection of the note or in the enforcement of any of the rights of the holder of the note. If any notice of sale, disposition or other intended action by the holder of the note is required by law to be given to the Company, such notice shall be deemed reasonable and properly given if mailed to the Company at the address specified in <u>Section 10.6</u> at least 10 days before such sale, disposition or other intended action. Waiver of any default by the holder of the note shall not be a waiver of any other default or of the same default on a later occasion. No delay or failure by the holder of the note to exercise any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

D.4   Notwithstanding anything herein to the contrary, if Interests are pledged pursuant to this <u>Exhibit D</u>, the provisions of this <u>Exhibit D</u> shall survive the termination of this Agreement.

D.5   If the Company is to pay all or part of the purchase price for all the Interests of a Member, and if at such time, the Company is unable to legally purchase such Interests under Minnesota law:

D.5.1   The Company shall purchase as much of the Interest of the Member as it may legally purchase; and

D.5.2   The Company and the remaining Members shall take all reasonable actions (other than making capital contributions to the Company) to place the Company in a position to legally redeem the remaining such Interests as soon as possible.

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ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:

https://eurekacompassveganfood.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.